UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

LONESTAR RESOURCES US, INC.

(Name of Issuer)

Class A Voting Common Stock, Par Value $0.001 per Share

(Title of Class of Securities)

54240F103

(CUSIP Number)

Chambers Energy Management, LP

600 Travis Street, Suite 4700

Houston, TX 77002

(713) 554-6770

Attention: J. Robert Chambers

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54240F103	13D	Page 1 of 7 Pages

1	Names of reporting persons CEC GP, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole voting power 0
	8	Shared voting power 15,641,503
	9	Sole dispositive power 0
	10	Shared dispositive power 15,641,503

11	Aggregate amount beneficially owned by each reporting person 15,641,503
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 38.7%
14	Type of reporting person OO (Limited Liability Company)

CUSIP No. 54240F103	13D	Page 2 of 7 Pages

1	Names of reporting persons CEC Fund III GP, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole voting power 0
	8	Shared voting power 15,641,503
	9	Sole dispositive power 0
	10	Shared dispositive power 15,641,503

11	Aggregate amount beneficially owned by each reporting person 15,641,503
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 38.7%
14	Type of reporting person OO (Limited Liability Company)

CUSIP No. 54240F103	13D	Page 3 of 7 Pages

1	Names of reporting persons Chambers Energy Capital III, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole voting power 0
	8	Shared voting power 15,641,503
	9	Sole dispositive power 0
	10	Shared dispositive power 15,641,503

11	Aggregate amount beneficially owned by each reporting person 15,641,503
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 38.7%
14	Type of reporting person PN

CUSIP No. 54240F103	13D	Page 4 of 7 Pages

1	Names of reporting persons J. Robert Chambers
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole voting power 0
	8	Shared voting power 15,641,503
	9	Sole dispositive power 0
	10	Shared dispositive power 15,641,503

11	Aggregate amount beneficially owned by each reporting person 15,641,503
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 38.7%
14	Type of reporting person IN

CUSIP No. 54240F103	13D	Page 5 of 7 Pages

Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on November 6, 2017 (as amended to date, the “Schedule 13D”), Class A Voting Common Stock, par value $0.001 per share (the “Class A Common Stock”), of Lonestar Resources US Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by adding the following:

Pursuant to the certificate of designation governing the Series A-1 Stock, holders of Series A-1 Stock are entitled to cumulative dividends payable quarterly initially at a rate of 9% per annum in cash and, for any 12 quarters, at the Issuer’s option, (i) in the form of additional shares of the respective series of Series A Preferred Stock at a per share price equal to $975 or (ii) by increasing stated value, in lieu of cash (collectively, the “PIK Option”).

On March 29, 2019, the Issuer elected the PIK Option and Chambers Energy Capital III, LP (“Chambers Energy”) was issued an additional 2,065 shares of Series A-1 Stock.

CUSIP No. 54240F103	13D	Page 6 of 7 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 24,773,643 shares of Class A Common Stock outstanding as of March 7, 2019, as reported in the Issuer’s Annual Report on Form 10-K filed on March 13, 2019, and assuming conversion of all shares of Series A-1 Stock beneficially owned by the Reporting Persons into Class A Common Stock.

Reporting Person	Amount Beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
CEC GP, LLC	15,641,503	38.7%	0	15,641,503	0	15,641,503
CEC Fund III GP, LLC	15,641,503	38.7%	0	15,641,503	0	15,641,503
Chambers Energy Capital III, LP	15,641,503	38.7%	0	15,641,503	0	15,641,503
J. Robert Chambers	15,641,503	38.7%	0	15,641,503	0	15,641,503

Chambers Energy is the record holder of 93,849 shares of Series A-1 Stock. Each share of Series A-1 Stock is convertible into 166.6667 shares of Class A Common Stock at any time at the option of the holder. J. Robert Chambers is the managing member of CEC GP, LLC (“CEC GP”), which is the sole member of CEC Fund III GP, LLC (“CEC III”), which is the general partner of Chambers Energy. Accordingly, each of Mr. Chambers, CEC GP, and CEC III may be deemed to share beneficial ownership of the securities held of record by Chambers Energy.

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons has effected any transactions in the Class A Common Stock.

(d)	None.

(e)	Not applicable.

CUSIP No. 54240F103	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	April 2, 2019

CEC GP, LLC

By:	/s/ J. Robert Chambers

Name:	J. Robert Chambers
Title:	Managing Member

CEC FUND III GP, LLC

By:	CEC GP, LLC, its sole member

By:	/s/ J. Robert Chambers

Name:	J. Robert Chambers
Title:	Managing Member

CHAMBERS ENERGY CAPITAL III, LP
By:	CEC Fund III GP, LLC, its general partner
By:	CEC GP, LLC, its sole member

By:	/s/ J. Robert Chambers

Name:	J. Robert Chambers
Title:	Managing Member

/s/ J. Robert Chambers
J. Robert Chambers